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                      2006 ANNUAL MEETING OF SHAREHOLDERS

On June 21, 2006, the Trust held an annual meeting to:

Elect two trustees, each to serve for a term expiring on the date of the 2009 Annual Meeting of Shareholders or the special meeting in lieu thereof.

The results of the shareholder votes are shown below. Proxies representing 13,050,098, or 73.44%, of the 17,769,977 eligible shares outstanding were voted in respect of the election of trustees. Edward B. Collins and Tsung-Ming Chung were each elected for a term expiring in 2009.

                                                  For        Withheld
Nominees to the Board of Trustees

Edward B. Collins                    12,843,482     203,616

Tsung-Ming Chung                     12,898,961     151,137


David N. Laux, Frederick C. Copeland, Jr. and Robert P. Parker, whose terms did not expire in 2006, remain trustees.


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